                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No._______)


                      Nitinol Medical Technologies, Inc.
                      ----------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   65476T104
                                   ---------
                                (CUSIP Number)

                                  SCHEDULE 13G

CUSIP No. 65476T104                                              Page 2 of 7

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Jack Reinstein
     SS#

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable


____________________________________________________________________________

3.   SEC Use Only


____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996);


____________________________________________________________________________

6.   Shared Voting Power:

     0 shares;

CUSIP No. 65476T104                                              Page 3 of 7



____________________________________________________________________________

7.   Sole Dispositive Power:

     628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996);

____________________________________________________________________________

8.   Shared Dispositive Power:

     0 shares.

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996).

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable

____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     6.63%

____________________________________________________________________________

12.  Type of Reporting Person.

     IN

____________________________________________________________________________

CUSIP No. 65476T104                                              Page 4 of 7

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer:
--------------------------

Nitinol Medical Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

27 Wormwood Street
South Boston, MA  02210


Item 2(a).  Name of Person Filing:
----------------------------------

Jack Reinstein


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

7779 Willow Glen Road
Los Angeles, CA  90046


Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, par value $.001 per share


Item 2(e).  CUSIP Number:
-------------------------

65476T104

CUSIP No. 65476T104                                              Page 5 of 7


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996)

     (b) Percent of Class:

         6.63%

     (c) Number of shares as to which such person has:


          (i)    sole power to vote or to direct the vote:

                 628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996);

          (ii)   shared power to vote or to direct the vote:

                 0 shares;

          (iii)  sole power to dispose or to direct the disposition of:

                 628,861 shares (includes 51,168 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1996);

          (iv)   shared power to dispose or to direct the disposition of:

                 0 shares.


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

CUSIP No. 65476T104                                              Page 6 of 7



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7.  Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company:
-------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 65476T104                                              Page 7 of 7



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February  6, 1997
                                    ------------------------------
                                    Date


                                    /s/ Jack Reinstein
                                    __________________________
                                    Jack Reinstein